UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CDW Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

12514G 108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G/A

CUSIP No. 12514G 108	Page 2 of 15 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Madison Dearborn Capital Partners V-A, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 17,418,614 (See Item 4)
	7	Sole dispositive power 0
	8	Shared dispositive power 17,418,614 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 17,418,614 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 10.1% (See Item 4)
12	Type of reporting person (see instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 172,211,884 shares outstanding as disclosed in CDW Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2014.

13G/A

CUSIP No. 12514G 108	Page 3 of 15 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Madison Dearborn Capital Partners V-C, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 4,620,857 (See Item 4)
	7	Sole dispositive power 0
	8	Shared dispositive power 4,620,857 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 4,620,857 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 2.7% (See Item 4)
12	Type of reporting person (see instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 172,211,884 shares outstanding as disclosed in CDW Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 12, 2014.

13G/A

CUSIP No. 12514G 108	Page 4 of 15 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Madison Dearborn Capital Partners V Executive-A, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 175,023 (See Item 4)
	7	Sole dispositive power 0
	8	Shared dispositive power 175,023 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 175,023 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.1% (See Item 4)
12	Type of reporting person (see instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 172,211,884 shares outstanding as disclosed in CDW Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 12, 2014.

13G/A

CUSIP No. 12514G 108	Page 5 of 15 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): MDCP Co-Investors (CDW), L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 4,469,771 (See Item 4)
	7	Sole dispositive power 0
	8	Shared dispositive power 4,469,771 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 4,469,771 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 2.6% (See Item 4)
12	Type of reporting person (see instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 172,211,884 shares outstanding as disclosed in CDW Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 12, 2014.

13G/A

CUSIP No. 12514G 108	Page 6 of 15 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Madison Dearborn Partners V-A&C, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 26,684,265 (See Item 4)
	7	Sole dispositive power 0
	8	Shared dispositive power 26,684,265 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 26,684,265 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 15.5% (See Item 4)
12	Type of reporting person (see instructions) PN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 172,211,884 shares outstanding as disclosed in CDW Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 12, 2014.

13G/A

CUSIP No. 12514G 108	Page 7 of 15 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Madison Dearborn Partners, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 26,684,265 (See Item 4)
	7	Sole dispositive power 0
	8	Shared dispositive power 26,684,265 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 26,684,265 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 15.5% (See Item 4)
12	Type of reporting person (see instructions) OO

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 172,211,884 shares outstanding as disclosed in CDW Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 12, 2014.

13G/A

CUSIP No. 12514G 108	Page 8 of 15 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Samuel M. Mencoff
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 26,684,265 (See Item 4)
	7	Sole dispositive power 0
	8	Shared dispositive power 26,684,265 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 26,684,265 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 15.5% (See Item 4)
12	Type of reporting person (see instructions) IN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 172,211,884 shares outstanding as disclosed in CDW Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 12, 2014.

13G/A

CUSIP No. 12514G 108	Page 9 of 15 Pages

1	Names of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Paul J. Finnegan
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 26,684,265 (See Item 4)
	7	Sole dispositive power 0
	8	Shared dispositive power 26,684,265 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 26,684,265 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 15.5% (See Item 4)
12	Type of reporting person (see instructions) IN

All percentages set forth on the cover pages to this Schedule 13G and elsewhere were calculated based on 172,211,884 shares outstanding as disclosed in CDW Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 12, 2014.

13G/A

CUSIP No. 12514G 108	Page 10 of 15 Pages

Item 1(a)	Name of Issuer:

CDW Corporation (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are at 200 N. Milwaukee Avenue, Vernon Hills, Illinois 60061.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: Madison Dearborn Capital Partners V-A, L.P. (“MDP A”), Madison Dearborn Capital Partners V-C, L.P. (“MDP C”), Madison Dearborn Capital Partners V Executive-A, L.P. (“MDP Exec”), MDCP Co-Investors (CDW), L.P. (“MDP Co-Investor”), Madison Dearborn Partners V-A&C, L.P. (“MDP V”), Madison Dearborn Partners, LLC (“MDP”), Samuel M. Mencoff and Paul J. Finnegan (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2014, a copy of which was attached as Exhibit A to the Statement on Schedule 13G filed by the Reporting Persons on February 14, 2014, pursuant to which the Reporting Persons agreed to file the Statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Madison Dearborn Partners, LLC, Three First National Plaza, 70 W. Madison Street, Suite 4600, Chicago, Illinois, 60602.

Item 2(c)	Citizenship:

MDP A, MDP C, MDP Exec, MDP Co-Investor and MDP V are limited partnerships organized under the laws of the State of Delaware. MDP is a limited liability company organized under the laws of the State of Delaware. Messrs. Finnegan and Mencoff are citizens of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

12514G 108

13G/A

CUSIP No. 12514G 108	Page 11 of 15 Pages

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	In the aggregate, the Reporting Persons beneficially own 26,684,265 shares of Common Stock, by virtue of the 17,418,614 shares of Common Stock directly held by MDP A, the 4,620,857 shares of Common Stock directly held by MDP C, the 175,023 shares of Common Stock directly held by MDP Exec and the 4,469,771 shares of Common Stock directly held by MDP Co-Investor.

MDP V is the general partner of MDP A, MDP C, MDP Exec and MDP Co-Investor. MDP is the general partner of MDP V. Samuel M. Mencoff and Paul J. Finnegan are the sole members of a limited partner committee of MDP V that has the power, acting by majority vote, to vote or dispose of the shares directly held by MDP A, MDP C, MDP Exec and MDP Co-Investor. As a result of these relationships, each of MDP V, MDP, Mencoff and Finnegan has shared voting and dispositive power with respect to the shares of Common Stock directly held by MDP A, MDP C, MDP Exec and MDP Co-Investor.

13G/A

CUSIP No. 12514G 108	Page 12 of 15 Pages

(b)	In the aggregate, the Reporting Persons beneficially own 26,684,265 shares of Common Stock, or 15.5% of the total number of shares of Common Stock outstanding, by virtue of the 17,418,614 shares of Common Stock directly held by MDP A, the 4,620,857 shares of Common Stock directly held by MDP C, the 175,023 shares of Common Stock directly held by MDP Exec and the 4,469,771 shares of Common Stock directly held by MDP Co-Investor.

All percentages calculated in this Schedule 13G are based upon an aggregate of 172,211,884 shares of Common Stock outstanding as of November 7, 2014 as disclosed in CDW Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 12, 2014.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

13G/A

CUSIP No. 12514G 108	Page 13 of 15 Pages

Item 8	Identification and Classification of Members of the Group:

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

MADISON DEARBORN CAPITAL PARTNERS V-A, L.P.

By:	Madison Dearborn Partners V-A&C, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Its:	Managing Director

MADISON DEARBORN CAPITAL PARTNERS V-C, L.P.

By:	Madison Dearborn Partners V-A&C, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Its:	Managing Director

MADISON DEARBORN CAPITAL PARTNERS V EXECUTIVE-A, L.P.

By:	Madison Dearborn Partners V-A&C, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Its:	Managing Director

MDCP CO-INVESTORS (CDW), L.P.

By:	Madison Dearborn Partners V-A&C, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Its:	Managing Director

MADISON DEARBORN PARTNERS V-A&C, L.P.

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Its:	Managing Director

MADISON DEARBORN PARTNERS, LLC

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Its:	Managing Director

/s/ Samuel M. Mencoff
By:	Samuel M. Mencoff

/s/ Paul J. Finnegan
By:	Paul J. Finnegan